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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*

                              --------------------

                               (AMENDMENT NO. __)*

                            COTTAGE INVESTMENTS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.00001 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                   221707 10 2
                                   -----------
                                 (CUSIP Number)

                                  SEAN M. DALY
                            TOWER HILL HOLDING, INC.
                              250 WEST 57TH STREET
                                   SUITE 1130
                            NEW YORK, NEW YORK 10107
                                 (212) 245-2878
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JANUARY 9, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                               (Continued on following pages)

                                       13D

-----------------------
CUSIP No.  _221707 10 2
-----------------------

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1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tower Hill Holding, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
         The shares of Cottage Investments, Inc. Common Stock held in the name of Tower Hill Holding, Inc. (b) /X/
         are beneficially owned by Sean M. Daly
--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

         N/A
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


         State of New York
--------------------------------------------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  19,331,237 shares
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          ------------------------------------------------------
                          8         SHARED VOTING POWER


                                    None
                          ------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER


                                    19,331,237 shares
                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


                                    None
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            19,331,237 shares
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          /X/


--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            12%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D OF TOWER HILL HOLDING, INC.
             RESPECTING THE SECURITIES OF COTTAGE INVESTMENTS, INC.


ITEM 1.       SECURITY AND ISSUER.
              -------------------

              This Statement on Schedule 13D relates to the common stock, par value $.00001 per share (the "COMMON STOCK"), of Cottage Investments, Inc., a Nevada corporation ("COTTAGE INVESTMENTS"), whose principal executive offices are located at 667 Madison Avenue, New York, New York 10021.

ITEM 2.       IDENTITY AND BACKGROUND.
              -----------------------

              This statement on Schedule 13D is being filed by Tower Hill Holding, Inc. ("TOWER HILL"). Tower Hill is organized under the laws of New York and its office address is 250 West 57th Street, Suite 1130, New York, New York 10107. This statement on Schedule 13D is also being filed on behalf of Sean M. Daly under Rule 13d-1(k), the controlling stockholder of Tower Hill.

              Tower Hill has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, to which this statement makes no reference) nor has Tower Hill, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              --------------------------------------------------

              Relinquishment of indebtedness owed by a subsidiary of Cottage Investments to Tower Hill in the amount of $297,821.83.

ITEM 4.       PURPOSE OF TRANSACTION.
              ----------------------

              Tower Hill purchased 8,500,000 additional shares of Common Stock in exchange for the relinquishment of $297,821.83 of indebtedness owed by a subsidiary of Cottage Investments, to Tower Hill. All shares reported in the
Schedule 13D were acquired for investment purposes. Tower Hill may, from time to time, depending on general economic conditions, market prices for the shares, receipt of any necessary regulatory approval and other factors (i) purchase additional shares and (ii) dispose of shares.

              Tower Hill does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities or the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Issuer intends to amend its articles of incorporation to change its name to Cottage Investments, Inc.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.
              ------------------------------------

              (a) Mr. Daly beneficially owns 19,331,237 shares of the Common Stock of Cottage Investments, Inc., comprising of approximately 12.54% of the outstanding Common Stock of Cottage Investments, Inc.

              (b) Mr. Daly has the sole power to vote and to dispose of the securities described in Item 5(a).

              (c) Except for the acquisition of 8,500,000 shares of Common Stock on or about January 9, 2001, Mr. Daly has not effected any transactions in securities of the Company during the past sixty (60) days.

              (d) Not applicable.

              (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
              -------------------------------------------------------------

              Not applicable. Except as set forth elsewhere in this schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Tower Hill and any other person or persons with respect to the shares, including but not limited to transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.
              --------------------------------

              Exhibit 1 - Certification Regarding Joint Filing of Schedule 13D.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     TOWER HILL HOLDING, INC.



Date: January 17, 2001                               /s/ Sean M. Daly
                                                     ----------------
                                                     By: Sean M. Daly
                                                         President

                                                                       EXHIBIT 1


              CERTIFICATION REGARDING JOINT FILING OF SCHEDULE 13D


         Tower Hill Holding, Inc. and Sean M. Daly certify that the filing of the Schedule 13D, with respect to 19,331,237 share of common stock of Cottage Investments, Inc. to which this Certification is Exhibit 1, is filed on behalf of both Tower Hill Holding, Inc. and Sean M. Daly. Each of the undersigned certificates, to his best knowledge and belief that the information in the referenced Schedule 13D is true, accurate and complete.

Date: January 17, 2001

TOWER HILL HOLDING, INC.



By:    /s/ Sean M. Daly                                       /s/ Sean M. Daly
   --------------------------------------                     ----------------
       Sean M. Daly                                           Sean M. Daly
       President